SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), MediWound Ltd. (the “Company”) hereby notifies its shareholders that it will hold an extraordinary general meeting of shareholders (the “Meeting”) at the Company’s offices, located at 42 Hayarkon Street, Yavne, Israel, on Thursday, June 12, 2014 at 5:00 p.m., Israel time. The record date for the determination of the holders of the Company’s ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), entitled to this notice of the Meeting and to vote at the Meeting is Monday, May 12, 2014.

At the Meeting, the Company’s shareholders will be asked to vote on the following:

1.           The election of Ms. Sarit Firon as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law;

2.           The election of Dr. Avraham Havron as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law; and

3.           the cancellation of NIS 7,554.92 of the Company's authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares and the amendment of the Company’s Amended and Restated Articles of Association accordingly

The Board of Directors of the Company recommends that the Company’s shareholders approve each of the above proposals.

Under the Company’s Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of the Company’s voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Company with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.

Approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). The approval of Proposals One and Two requires, in addition to the simple majority described in the previous sentence, that either:

·           the majority voted in favor of the proposal includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a personal interest in the approval of the compensation policy that are voted at the Meeting, excluding abstentions; or

·           the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In accordance with the regulations under the Companies Law, the Company is publishing a Hebrew language version of the notice of the Meeting in Israeli newspapers on May 7, 2014. On or about May 19, 2014, the Company will also provide to its shareholders a proxy statement describing the above proposals, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting. The proxy statement with respect to the Meeting and. the proxy card whereby holders of Ordinary Shares may vote at the Meeting without attending in person will be separately provided by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: May 5, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit                    Description

99.1	Press release dated May 5, 2014 titled “MediWound Announces General Meeting of Shareholders”.